evaluating a particular business combination if the retention or resignation of any such officers and directors were to be included by a target business as a condition to any agreement with respect to our initial business combination.

All of the members of our management team are employed by Kayne Anderson or affiliates of Kayne Anderson. Kayne Anderson and its affiliates are continuously made aware of potential business opportunities, one or more of which we may desire to pursue for a business combination; we have not, however, selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.

Kayne Anderson and each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. For example, Kayne Anderson and certain of its officers currently are obligated by contract to offer or allocate certain investment opportunities first to specific private funds managed by them. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. We believe, however, that the fiduciary duties or contractual obligations of Kayne Anderson and our officers or directors will not materially affect our ability to complete our initial business combination. In addition, we may, at our option, pursue an Affiliated Joint Acquisition opportunity with an entity to which Kayne Anderson or an officer or director has a fiduciary or contractual obligation. Any such entity may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the business combination by making a specified future issuance to any such entity. Our amended and restated certificate of incorporation will provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Our officers and directors have agreed not to become an officer or director of any other special purpose acquisition company with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within 24 months after the closing of this offering.

We will have two independent directors upon completion of this offering, and we expect to add two more independent directors after completion of this offering. NASDAQ listing standards require that a majority of our board of directors be independent. In conformity with NASDAQ's "phase-in" rules, within one year of our initial public offering, a majority of our board of directors will be independent. An "independent director" is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director.

Corporate Information

Our executive offices are located at 811 Main Street, 14th Floor, Houston, TX 77002, and our telephone number is (713) 493-2000.

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that

Acquisition may be effected through a co-investment with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the business combination by issuing to such parties a class of equity or equity-linked securities. Accordingly, such persons or entities may have a conflict between their interests and ours.

In addition, any specified future issuance in connection with Affiliated Joint Acquisition would trigger the anti-dilution provisions of our Class B common stock, which, unless waived, would result in an adjustment to the conversion ratio of our Class B common stock such that our initial stockholders and their permitted transferees, if any, would retain their aggregate percentage ownership at 20% of the sum of the total number of all shares of common stock outstanding upon completion of this offering plus all shares issued in the specified future issuance. If such adjustment is not waived as described elsewhere in this prospectus, the specified future issuance would not reduce the percentage ownership of holders of our Class B common stock, but would reduce the percentage ownership of holders of our Class A common stock.

We will not have a majority of independent directors at completion of this offering and will not have an audit committee consisting entirely of independent directors for up to a year following our initial public offering. You will not know at the time of this offering the identities of independent directors that may be responsible for evaluating an initial business combination, including with a company that is affiliated with Kayne Anderson or an Affiliated Joint Transaction.

NASDAQ listing standards require that a majority of our board of directors be independent. In conformity with NASDAQ's "phase-in" rules, within one year of our initial public offering, a majority of our board of directors will be independent; currently, we have two independent directors out of four total. Thus, upon our initial public offering, and for up to a year afterwards, we will not have a majority of independent directors and will not have an audit committee consisting entirely of independent directors. As a result, investors will not know the identities of all of the independent directors and will be unable to evaluate the qualifications and backgrounds of such additional independent directors or the full composition of the board at the time of this offering. Also, at the time of this offering, investors will not know the independent directors that may be responsible for evaluating an initial business combination, including any such business combination with a company affiliated with Kayne Anderson or an Affiliated Joint Acquisition. After additional independent directors are appointed, those additional independent directors will be available to evaluate any initial business combination, including any such business combination with a company affiliated with Kayne Anderson or an Affiliated Joint Acquisition. In addition, while we currently expect to add two more independent directors after completion of our initial public offering, we cannot assure you that we will be able to do so in time for them to evaluate the risks associated with an initial business combination as described above.

Since our sponsor, officers and directors will lose their entire investment in us if our business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

On December 23, 2016, our sponsor purchased an aggregate of 10,062,500 founder shares for an aggregate purchase price of $25,000, or approximately $0.002 per share. In March 2017, our sponsor transferred 40,000 founder shares to each of our independent director nominees at a price of $0.002 per share. The 80,000 founder shares held by our nominees will not be subject to forfeiture in the event the underwriters' overallotment option is not exercised. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the outstanding shares after this offering. The founder shares will be worthless if we do not complete an initial business combination. In addition, our sponsor has committed to purchase an aggregate of 6,000,000 (or 6,700,000 if the underwriters' over-allotment option is exercised in full) private placement warrants, each exercisable for one share of our Class A common stock at $11.50 per share, for a purchase price of approximately $9,000,000 (or $10,050,000 if the underwriters' over-allotment option is exercised in full), or $1.50 per warrant, that will also be worthless if we do not complete a business combination. Holders of founder shares have agreed (A) to vote any shares owned by them in favor of any proposed business